

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Eric Richman
Chief Executive Officer
Gain Therapeutics, Inc.
4800 Hampden Lane, Suite 200
Bethesda, MD 20814

Re: Gain Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 10, 2021
File No. 333-253303

Dear Mr. Richman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2021 letter.

Amendment No. 1 to Form S-1

Summary Financial Data, page 13

1.   We note your disclosure on page 12 that a 0.88-for-1 stock split will occur prior to the closing of this offering. Please present pro forma earnings per share information that gives effect to the reverse stock split for all periods presented and expand your pro forma footnote to explain this adjustment. Address this comment as it relates to your Summary Financial Data. We remind you that the automatic conversion of your preferred stock should only be given pro forma effect for the latest year.

Principal Stockholders, page 106

2.   Please revise the footnotes to your table to identify the natural persons who are

the beneficial owners of the shares held by the 5% or greater stockholders.

Financial Statements, page F-1

3. As previously requested in our prior comment, please remove your 2019 pro forma earnings per share related to the automatic conversion of your preferred stock. Refer to Rule 8-05 and Rule 11-02(c)(2)(i) of Regulation S-X.

You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrea Nicolas, Esq.